SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

GROUPE DANONE
(Translation of registrant’s name into English)

7, rue de Téhéran, 75008, Paris - France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:

Interim unaudited financial information for the six months ended and at June 30, 2002 published in the Bulletin des Annonces Légales Obligatoires on October 30, 2002.

Befec - Price Waterhouse	Mazars & Guérard
Tour AIG	Le Vinci
34, place des Corolles	4, allée de l’Arche
92908 Paris La Défense	92075 Paris La Défense

REVIEW REPORT OF STATUTORY AUDITORS
ON INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2002
(UNAUDITED)

Free translation of an original in French

To the Shareholders of Groupe Danone SA
7, rue de Téhéran
75008 Paris

Ladies and Gentlemen,

As statutory auditors of your company, we have reviewed the accompanying interim condensed consolidated financial statements of Groupe Danone and consolidated subsidiaries (together the “Group”) as of June 30, 2002 and for the six-month period then ended, presented in Euros.

These interim condensed consolidated financial statements are the responsibility of the Group’s Board of Directors. Our responsibility is to report on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with generally accepted auditing standards in France. Those standards require us to perform limited procedures, substantially less in scope than an audit, to obtain reasonable assurance about whether the interim condensed consolidated financial statements are free of material misstatement. A review does not include all procedures that should have been performed for an audit, but consists principally of applying analytical procedures and obtaining sufficient information from the Group’s management and any other competent person.

Based on our review, we are not aware of any material modification that should be made to the interim condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in France, for them to present fairly, in all material respects, the Group ‘s financial position of as of June 30, 2002 and the results of its operations for the six-month period then ended.

We have also reviewed the interim management’s report of the Board of Directors relating to the interim condensed consolidated financial statements and we have no comments as to the fair presentation of the information given in it.

October 17, 2002

The Statutory Auditors

Befec – Price Waterhouse		Mazars & Guérard
Member firm of PricewaterhouseCoopers

Pierre Coll	Patrick Seurat	Yves Robin	Loïc Wallaert

GROUPE DANONE

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002

Groupe Danone’s half year report – June 2002	3

Consolidated unaudited statement of income for the six month period ended June 30, 2002 and 2001	6

Consolidated unaudited balance sheets at June 30, 2002	7

Consolidated unaudited cash flow statements for the six month period ended June 30, 2002 and 2001	8

Notes to the interim unaudited condensed financial statements	9

GROUPE DANONE’S HALF YEAR REPORT – JUNE 2002

Groupe Danone’s organic sales growth was steady during the first six months of 2002, while Groupe Danone continued to improve its profitability. This performance demonstrates the efficiency of Groupe Danone’s growth model, even in difficult conditions. However, Groupe Danone had a net loss of 630 million euros, due to non-recurring items.

1.    Net Sales

For the six months ended June 30, 2002, Groupe Danone’s consolidated net sales amounted to 7,152 million euros, a 1.9% decrease compared to the six months ended June 30, 2001.

This 1.9% decrease included an increase of 4.2% due to organic growth, more than offset by a 2% decrease from the effect of changes in the scope of consolidation, mainly the deconsolidation of Galbani at the end of April 2002, and a 4.1% negative foreign currency translation impact, mainly resulting from the devaluation of the Argentinian peso.

The organic growth in sales was mainly due to a positive volume effect (+ 2%) and a positive price effect (+ 2.2%).

The organic sales’ growth of continuing activities held as of July 1, 2002 (excluding Galbani, domestic retail water activities in the United States, and beer activities in China) was up 4.9% for the six months ended June 30, 2002.

2.    Business Lines (on a comparable basis)

Fresh Dairy Products again reported strong sales growth, with a 7.6% rise in sales.

The 1.2% increase in sales from Beverages was achieved despite poor weather conditions in Europe and difficult conditions for some of our activities outside Europe.

Sales from Biscuits increased 1.8%, with good performance in Europe and a difficult macro economic context in Latin America.

Sales from Other Food Businesses decreased 2.1%.

3.    Geographical Areas

On a comparable basis, Western Europe reported a 4.8% growth in sales, while sales in the Rest of the World grew 3.3%.

4.    Operating Income

Groupe Danone’s operating margin was up from 10.9% in the first half of 2001 to 11.1% in the first half of 2002.

The operating margin for the first half of 2002 included the positive effect of the deconsolidation of Galbani at the end of April (approximately +15 basis points) offset by the negative effect of the launching of the Themis IS project to reorganize the Group’s information systems (approximately -20 basis points).

Groupe Danone’s net operating income was 796 million euros.

5.    Net Income

For the six months ended June 30, 2002, Groupe Danone had a net loss of 630 million euros due to 1,032 million euros in exceptional, non-recurring items (net of tax).

These exceptional non-recurring items include:

•
306 million euros (net of tax) relating to the impact of the disposal of 51% of the domestic retail water activities in the United States, pursuant to the agreement concluded with The Coca-Cola Company.

•	The remainder relating mainly to exceptional goodwill impairment charges on Group activities in emerging markets, principally in Latin America.

Net income (excluding exceptional, non-recurring items) was 402 million euros, up 7.2% compared to the first half of 2001.

The diluted earnings per share (excluding exceptional non-recurring items) increased 11% (2.94 euros compared to 2.65 euros for the first half of 2001).

6.    Financing – Balance sheet

Free cash flow grew 27% in the first half of 2002 compared to the first half of 2001, in a context of reduced capital expenditures which amounted to 253 million euros in the first half of 2002, representing 3.5% of net sales for the period.

Net financial debt was reduced from 4,827 million euros at December 31, 2001 to 4,456 million euros at June 30, 2002.

At June 30, 2002, the Group exercised its option to sell its remaining European beer activities to Scottish & Newcastle. As a result, at the end of September 2002, the Group received cash proceeds of approximately 2.3 billion euros which contributed to a significant reduction in the Group’s net debt.

During the first half of 2002, the Group invested 315 million euros in share buybacks.

7.    Groupe Danone’s Unconsolidated Financial Information

On an unconsolidated basis, net income was 187 million euros for the first half of 2002 compared to 736 million euros for the first half of 2001.

8.    Future Prospects

The performance for the first half of 2002 was in line with internal objectives and allowed Groupe Danone to confirm its 2002 financial targets. Like-for-like sales are expected to increase by at least 5.2% and operating margin is expected to increase by 40 to 50 points.

Groupe Danone’s non-recurring items are expected to be significantly positive for the full year, taking into account the 1.5 billion euros net capital gain in the second half of 2002 related to the final disposal of its European beer activities.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements including statements regarding Groupe Danone’s growth targets for 2002 under “8. Future Prospects”. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: (i) the risks of actual or alleged contamination or deterioration of food products; (ii) changes in exchange rates, including particularly the exchange rate of the euro to non-euro zone currencies; (iii) changes in economic trends and seasonality; (iv) increasing levels of competition in France and other international prepared food and beverage markets; (v) customers and market concentration; (vi) pricing and availability of raw materials; (vii) changes in laws and regulations; (vii) risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability, in particular countries in Latin America; and (ix) general competitive and market factors on a global, regional and/or national basis.

Groupe Danone undertakes no obligations to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that the Company makes in its filings with the Securities and Exchange Commission should be consulted, particularly the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2002, as well as the Company’s other reports on Form 6-K.

DANONE GROUP

CONSOLIDATED STATEMENTS OF INCOME

	Euros (millions)
	Six months ended June 30 (unaudited)		Year ended Dec 31
	JUNE 30, 02	JUNE 30, 01	DEC 31, 01
Net sales	7,152	7,292	14,470
Cost of goods sold	(3,443)	(3,647)	(7,196)
Selling expenses	(2,217)	(2,215)	(4,331)
General and administrative expenses	(516)	(474)	(988)
Research and development expenses	(71)	(68)	(126)
Other expense and income	(109)	(93)	(220)

Operating income	796	795	1,609

Non-recurring items	(1,039)	(15)	(757)
Interest expense, net	(66)	(86)	(180)

Income before provision for income taxes and minority interests	(309)	694	672

Provision for income taxes	(240)	(256)	(416)

Income before minority interests	(549)	438	256

Minority interests	(103)	(84)	(163)
Equity in net earnings of affiliated companies	22	21	39

Net income	(630)	375	132

PER SHARE INFORMATION

- Diluted earnings per share (in euros)	(4.50	)*	2.65	0.97
- Number of shares used in calculating earnings per share	138,708,733		141,854,447	142,697,380

*  2.94 euros excluding non recurring items.

DANONE GROUP

CONSOLIDATED BALANCE SHEETS

ASSETS

	Euros (millions)
	As of June 30 (unaudited)		As of Dec 31
	JUNE 30, 02	JUNE 30, 01	DEC 31, 01
Property, plant and equipment	7,179	8,794	8,547
Less : accumulated depreciation	(3,909)	(4,497)	(4,473)

	3,270	4,297	4,074

Brand names	1,260	1,675	1,615
Other intangible assets (net)	89	126	119
Goodwills	3,499	5,705	5,074

	4,848	7,506	6,808

Long-term loans	399	206	209
Long-term investments	397	493	429
Equity in affiliated companies	583	468	553
Other	868	862	900

	2,247	2,029	2,091

Non-current assets	10,365	13,832	12,973

Inventories	667	830	764
Trade accounts and notes receivable	1,165	1,851	1,289
Other accounts receivable and prepaid expenses	914	941	770
Short-term loans	175	78	190
Marketable securities	398	396	396
Cash and cash equivalents	643	617	713

Current assets	3,962	4,713	4,122

Total assets	14,327	18,545	17,095

LIABILITIES AND STOCKHOLDERS’ EQUITY

Capital stock (par value euro 1 per share)	141	149	141
Capital surplus	1,194	2,234	1,150
Retained earnings	4,655	5,783	5,560
Translation adjustments	(1,239)	224	(301)
Treasury stock	(909)	(842)	(603)

Stockholders’ equity	3,842	7,548	5,947

Minority interests	680	732	780
Convertible bonds	1,000	1,000	1,000
Long-term debt	3,144	3,949	4,425
Retirement indemnities, pensions and post-retirement healthcare benefits	268	325	334
Provisions and long-term liabilities	504	437	542

Stockholders’ equity and non-current liabilities	9,438	13,991	13,028

Trade accounts and notes payable	1,524	1,908	1,715
Accrued expenses and other liabilities	1,988	1,818	1,841
Short-term debt and bank overdrafts	1,377	828	511

Current liabilities	4,889	4,554	4,067

Total liabilities and stockholders’ equity	14,327	18,545	17,095

DANONE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Euros (millions)
	Six months ended June 30 (unaudited)		Year ended Dec 31
	JUNE 30, 02	JUNE 30, 01	DEC 31, 01
Net income	(630)	375	132
Minority interests in net income of consolidated subsidiaries	104	84	163
Equity in net earnings of affiliated companies	(22)	(21)	(39)
Depreciation and amortization	362	378	777
Other	877	(15)	578

Cash flows from operations	691	801	1,611
Net variation in inventories	(28)	(59)	(21)
Net variation in trade accounts and other accounts receivable	(391)	(35)	460
Net variation in trade accounts and other accounts payable	391	225	180
Other variations	16	13	10

Net change in current assets and liabilities	(12)	144	629

Cash flows from operating activities	679	945	2,240

Additions to property, plant and equipment	(253)	(290)	(737)
Investment in subsidiaries and affiliated companies	(341)	(744)	(1,071)
Proceeds from the sale of businesses and other investments	1,106	22	218

Cash flows used in investing activities	512	(1,012)	(1,590)

Increase in capital and capital surplus	44	43	46
Purchases of treasury stock	(306)	(59)	(921)
Dividends	(390)	(379)	(393)
Net change in long-term debt	(191)	798	1,248
Net change in long-term loans and other assets	(383)	161	108
Net change in short-term debt	10	(296)	(416)
Net change in marketable securities	(12)	(156)	(146)

Cash flows (used in / provided by) financing activities	(1,228)	112	(474)

Effect of exchange rate changes on cash and cash equivalents	(33)	24	(11)

Increase (decrease) in cash and cash equivalents	(70)	69	165

Cash and cash equivalents at beginning of year	713	548	548

Cash and cash equivalents at year end / or end of June	643	617	713

Notes to the unaudited interim condensed financial statements

1.    Accounting principles

The interim financial statements have been prepared in accordance with the accounting principles described in the 2001 annual report and in conformity with the regulations CRC 99-02 relating to consolidated financial statements and CRC 99-01 relating to interim financial statements.

2.    Scope of consolidation

Since December 31, 2001, the following changes occurred in companies included in the consolidation :

•
Deconsolidation of Dongxihu (Beer in China) as of January 1, 2002, Haomen (Beer in China) as of June 1, 2002, Galbani Italy and subsidiaries (Dairy Products in Italy, France, Belgium, England, Germany and Switzerland) as of May 1, 2002.

•	As of January 1, 2002, initial consolidation of Frucor (Beverages in New Zealand).

•	As of January 1, 2002, initial consolidation under the equity method of Stonyfield (Dairy Products in United States of America), Djurdjura (Dairy Products in Algeria) and Aquarius (Water in China).

3.    Non-recurring items

Non-recurring items for the first half of 2002 comprise:

•
Exceptional one time items of 1,030 million euros including 325 million euros for the impact of the 51% disposal of domestic retail water activities in the United States of America following the agreement concluded with The Coca Cola Company and effective on July 1, 2002, the remaining amount being largely made of exceptional goodwill impairment charges on Group activities in emerging markets, principally in Latin America. They had a negative impact on the net income for 1,032 millions euros.

•
Restructuring costs for 9 million euros in the Biscuit sector. After income tax effect and minority interests restructuring costs had a negative impact on the net income for an amount of euros 6 millions.

Non-recurring items for the first half of 2001 comprised restructuring costs of the 15 million euros mainly in the Danone Waters North of America company (Water in the United States of America). After the income tax effect and minority interests, restructuring costs had a negative impact on net income of 9 million euros.

4.    Investments in subsidiaries and affiliated companies

During the first half of 2002 they mainly related to :

•	Acquisition of Frucor (Beverages in New-Zealand).

•	Additional interests in Zywiec (Water in Poland).

•	Acquisition of 10% of National Foods (Dairy Products in Australia) and 4% of Wimm Bill Dann (Beverages in Russia).

5.    Goodwill amortization

Goodwill amortization amounts to 71 million euros (80 million euros at June 30, 2001) which is recorded as 64 million euros under the caption “other expense and income” (74 million euros at June 30, 2001) and as 7 million euros under the caption “equity in net earnings of affiliated companies” ( 6 million euros at June 30, 2001).

6.    Stockholders’ equity

	Issued	Excluding treasury stock	Capital stock	Surplus	Retained earnings	Translation adjustments	Treasury stock	Stockholder’s equity attributable to the Group
	Number of shares		in millions of euros
Balance at December 31, 2000	149,086,208	140,980,336	149	2,191	5,696	(63)	(784)	7,189
Capital stock issues	447,219	447,219		45				45
Capital stock reduction	(8,500,000)	(8,500,000)	(8)	(1,086)				(1,094)
Net income for 2001					132			132
Dividends paid					(268)			(268)
Translation adjustments						(238)		(238)
Change in treasury stock		1,760,193					181	181
Balance at December 31, 2001	141,033,427	134,687,748	141	1,150	5,560	(301)	(603)	5,947
Capital stock issues	468,620	468,620	0	44				44
Net income for six month 2002					(630)			(630)
Dividends paid					(275)			(275)
Translation adjustments						(938)		(938)
Change in treasury stock		(2,265,282)					(306)	(306)
Balance at June 30, 2002	141,502,047	132,891,086	141	1,194	4,655	(1,239)	(909)	3,842

Negative translation adjustments relating to the “euro zone” currencies amounted to 235 million euros at June 30, 2002.

The change in the translation adjustments during the first half come from the negative evolution of the US dollar and currencies pegged against the euro and the negative trend of the exchange rates for Latin American currencies and particularly the Argentinian peso against the euro.

Treasury stock held by the Group amounted to 8,610,961 shares representing 6.1 % of issued capital at June 30, 2002.

7.    Securitization

Since 2001, a securitization program is in progress with the majority of the operational companies of the Group. At June 30, 2002, trade receivables sold amounted to 865 million euros of which 106 million euros are considered as a warranty deposit that remains under the caption “Trade accounts and notes receivable” on the balance sheet. The balance of 759 million euros corresponds to the amount of the effective transaction. Expenses related to this securitization program are accounted for as financial expenses.

8.    Subsequent events

On June 2002, the Group declared its decision to exercise the option to sell to Scottish & Newcastle, its remaining assets in the European Beer activity (except its 33.33% ownership in Mahou).

As a result, at the end of September 2002, the Group received cash proceeds of approximately 2.3 billion euros.

9.    Contingencies :

•	Commitments relating to investments in subsidiaries :

The Group has entered into agreements to purchase interests held by third party stockholders in certain consolidated subsidiaries, should these stockholders wish to sell their interests. In any event, the potential cost of purchasing these shares will be dependent upon the rate of return and the financial situation of the subsidiary in question. At June 30, 2002, these financial commitments did not exceed 1,800 million euros and no material investment under these agreements is currently planned.

•	Disposal of the beer activities

Under its agreement with Scottish & Newcastle, the Group may be exposed to certain liabilities relating to the European Commission’s investigation concerning alleged anti-competitive practices in France and Belgium in contravention to Article 81 of the Treaty of Rome. With respect to Belgium, a fine of 44 million euros charged to the results in 2001 was paid during the first half of 2002. The investigation initiated in January 2000 in France, to which Brasseries Kronenbourg is subject, is still in process, and management cannot predict with certainty the outcome or the financial consequences of the proceedings.

10.    Segment information :

(In millions of euros)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
		JUNE 30, 2001
Gross sales	3,757	2,284	1,765	197		8,003
Sales within the divisions	(280)	(279)	(134)	(9)		(702)
Net division sales	3,477	2,005	1,631	188	—	7,301
Sales within the Group	(9)	—	—	—	—	(9)
Net sales outside the Group	3,468	2,005	1,631	188	—	7,292
Operating income	383	242	136	28	—	789
Net earnings of equity method companies	1	11	6	—	3	21
Capital expenditures	109	140	30	2	—	281
Depreciation and amortisation expense	145	134	89	5	—	373
Cash flows from operations	355	268	151	22	—	796
Total assets	6,035	5,452	4,581	436	62	16,566

		Total Divisions		Unallocated items		Total Group
Operating income		789		6		795
Net earnings of equity method companies		21		—		21
Capital expenditures		281		9		290
Depreciation expense		373		5		378
Cash flows from operations		796		5		801
Total assets		16,566		1,979		18,545

(In millions of euros)	Fresh Dairy Products	Beverages	Biscuits	Other Food Businesses	Containers	Total Divisions
		JUNE 30, 2002
Gross sales	3,638	2,316	1,724	189		7,867
Sales within the divisions	(274)	(277)	(146)	(7)		(704)
Net division sales	3,364	2,039	1,578	182	—	7,163
Sales within the Group	(11)	—	—	—	—	(11)
Net sales outside the Group	3,353	2,039	1,578	182	—	7,152
Operating income	413	238	129	30	—	810
Net earnings of equity method companies	7	32	6	—	(23)	22
Capital expenditures	76	120	33	2	—	231
Depreciation expense	123	144	82	6	—	355
Cash flows from operations	371	301	126	26	—	824
Total assets	3,466	4,651	4,021	375	41	12,554

		Total Divisions		Unallocated items		Total Group
Operating income		810		(14)		796
Net earnings of equity method companies		22		—		22
Capital expenditures		231		22		253
Depreciation and amortisation expense		355		7		362
Cash flows from operations		824		(133)		691
Total assets		12,554		1,773		14,327

11.    Geographical area information

(In millions of euros)	France	Rest of European Union	Rest of the World	Total	France	Rest of European Union	Rest of the World	Total
		JUNE 30, 2001				JUNE 30, 2002
Total sales by geographical area of origin	2,080	2,704	3,219	8,003	2,148	2,617	3,102	7,867
Intra-Group sales within geographical areas	(22)	(180)	(32)	(234)	(24)	(182)	(37)	(243)
Net sales by geographical area of origin	2,058	2,524	3,187	7,769	2,124	2,435	3,065	7,624
Intra Group sales between geographical areas	(357)	(109)	(11)	(477)	(361)	(101)	(10)	(472)
Total sales outside the Group	1,701	2,415	3,176	7,292	1,763	2,334	3,055	7,152
Operating income	221	266	302	789	248	293	269	810
Equity on the earnings of affiliated companies	3	15	3	21	(23)	36	9	22
Capital expenditures	51	71	159	281	31	59	141	231
Cash flows from operations	258	243	295	796	263	244	317	824
Total assets	4,106	5,809	6,651	16,566	3,720	3,584	5,250	12,554

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: January 3, 2003	By:	/s/ EMMANUEL FABER
	Name:	Emmanuel Faber
	Title:	Senior Executive Vice-President
Chief Financial Officer